Exhibit 99.1

POINTS INTERNATIONAL ISSUES POSITIVE PRELIMINARY RESULTS FOR THE FOURTH QUARTER AND FISCAL YEAR 2009

  2009 Revenue of Approximately $80 Million

  Positive EBITDA1 for Both the Fourth Quarter and Full Year 2009

  Strong Traction from Recent Partnerships Combined with Expected Rollout of New Partners and Programs Should Improve Margin and Profitability for 2010

TORONTO, Jan 21 - Points International Ltd. (TSX: PTS; OTCBB: PTSEF), the owner and operator of Points.com, the world's leading reward program management Web site, where users can manage their reward point programs, today issued positive preliminary financial results for the fourth quarter and fiscal year ended December 31, 2009.

Revenue for the fiscal year ended December 31, 2009 is expected to be approximately $80 million, which is at the upper end of the Company’s prior guidance. In line with other prior guidance comments, Points expects to report positive EBITDA for both the fourth quarter and full year 2009 along with improved gross margins for the quarter. The Company is also pleased to report that it posted record levels of miles transacted in the fourth quarter for its overall business. In addition, excluding Delta Airlines ,which is no longer a material contributor to transactional activity, the overall miles and Points transacted was up a strong 39% compared to the fourth quarter 2008, indicating the continued soundness of the Company’s business.

“Fourth quarter and 2009 results came in slightly ahead of expectations and in an effort to communicate proactively with our investors we are releasing preliminary results as quickly as possible,” said CEO Rob MacLean. “The timely deployment of project ePoch is enabling an extremely active product and partner rollout plan for the first half of 2010. We will also launch the re-imagined Points.com site during this period with enhanced content and functionality that is designed to drive significantly expanded consumer usage in the second half of the year and beyond. The combination of these factors, plus a very healthy new business outlook provides strong confidence in our previously announced 2010 guidance. 2010 will be a very exciting year as Points expands its leadership in the loyalty sector with new partners, products and web-enabled services.”

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1 EBITDA (Earnings (loss) before interest, taxes, amortization, foreign exchange and restructuring charges) is considered by management to be a useful measure of performance. EBITDA is not a recognized earnings measure under generally accepted accounting principles.

Fourth Quarter and Full Year 2009 Business Metrics

	Q4/09	Q3/09	Q4/09	Q4/08	Q4/09	2009	2008	2009
			vs.		vs.			vs.
			Q3/09		Q4/08			2008

TOTAL ALL CHANNELS [1]

Points/Miles Transacted (in 000s)	3,146,513	2,395,492	31%	2,268,481	39%	9,632,059	9,634,735	0%
# of Points/Miles Transactions	277,261	255,233	9%	234,965	18%	984,413	1,226,546	-20%

PRIVATE BRANDED CHANNELS [1]

Points/Miles Transacted (in 000s)	2,733,109	2,113,388	29%	1,855,080	47%	8,378,285	8,431,510	-1%
# of Points/Miles Transactions	252,418	231,221	9%	206,791	22%	890,161	1,136,671	-22%

POINTS.COM CHANNELS

Points/Miles Transacted (in 000s)	413,405	282,104	47%	413,401	0%	1,253,774	1,203,225	4%
# of Points/Miles Transactions	24,843	24,012	3%	28,174	-12%	94,252	89,875	5%
Cumulative Registered Users	2,404,108	2,324,611	3%	2,131,878	13%	2,404,108	2,131,878	13%

Notes:
 [1] For comparative purposes, Buy Gift & Transfer activity for Delta has been excluded from the metrics presented.

Points expects to announce complete financial results for the fourth quarter and fiscal year 2009 in early March 2010.

Points International works in partnership with all loyalty and reward programs active on Points.com. All transactions are fully sanctioned by the program operators. For more information, follow us on Twitter (www.Twitter.com/PointsAdvisor) or become a Facebook fan (www.points.com/facebook).

About Points International Ltd.

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management Web site. The site was named one of the 30 Best Travel Sites in 2008 and 28 Best Travel Sites (http://www.kiplinger.com/features/archives/2004/06/travelsites.html) in 2009 by Kiplinger's. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles(TM), British Airways Executive Club, Wyndham Rewards®, Delta SkyMiles® and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks. For more information, visit http://www.points.com.

Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and forward-looking information within the meaning of Canadian securities legislation (collectively “forward-looking statements"). These forward-looking statements include statements relating to margins, profitability, and the launch schedule for ePoch and the redesigned Points.com website. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, the forward-looking statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and may not prove to be correct. In particular, the margin and profitability outlooks herein assume that Points’ partners will fulfill their marketing and promotional commitments, that Points’ in-market products and services will continue to perform along historical growth curves and that transaction rates for newly launched products and services will grow in a manner consistent with the Company’s experience with its products in the market. The launch schedule for ePoch and the redesigned Points.com website is subject to project implementation risks and delays inherent to technology projects. Important factors that could cause actual results to differ materially include the risk factors detailed in Points' other filings with applicable securities regulators, including the factors detailed in Points' Annual Information Form, annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

Investor contact:

Anthony Lam
Chief Financial Officer
Points International Ltd.
(416) 596-6382
anthony.lam@points.com

Alex Wellins
The Blueshirt Group
(415) 217-5861
alex@blueshirtgroup.com